August 21, 2024

Peter Yu
Director
Flybondi Holdings plc
Av. Costanera Rafael Obligado 1221
Complejo Costa Salguero
C1425 CABA
Argentina

       Re: Flybondi Holdings plc
           Draft Registration Statement on Form F-4
           Submitted July 22, 2024
           CIK No. 0002013602
Dear Peter Yu:

       We have reviewed your draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-4 submitted July 22, 2024
Cover Page

1. Please revise your cover page to identify Flybondi Limited, the target company, as a co-
       registrant. Refer to General Instruction I.1 of Form F-4.
2. Please revise to clearly disclose that Pangaea will be the controlling shareholder of FB
       Parent following the closing of the business combination. Clarify here and elsewhere that
       Mr. Yu, Flybondi and FB Parent's Chairman, has voting and investment discretion with respect to the ordinary shares held by Pangaea. Disclose Pangaea's total percentage of voting power here and cross reference to your risk factor at page 80 that FB Parent will be
       a    controlled company    within the meaning of the Nasdaq listing
rules.
 August 21, 2024
Page 2
3. We note your disclosure at page 7 indicating that, pursuant to a letter agreement, the
       Initial Stockholders and Integral   s directors and officers have agreed
to vote all of their
       shares of Integral Common Stock in favor of the Business Combination Proposal, and that, because such parties beneficially own an aggregate of approximately 69.35% of the issued and outstanding shares of Integral Common Stock, Integral does not expect to need any of the Public Shares to be voted in favor of any of the proposals set forth in this proxy statement/prospectus for such proposals to be approved. Please similarly revise your cover page to state this explicitly.
4. Please revise your cover page and in your proxy statement/prospectus summary to provide all of the disclosure required by Item 1604(a) and (b) of Regulation S-K. For example, in terms of compensation and conflict of interest disclosures:
           Under Item 1604(a)(3), on your cover page provide a statement of amounts of compensation received or to be received by the SPAC sponsor, affiliates and any
            promoter, including the founder shares and the the price paid for such shares, and a
            statement whether this compensation and securities issuance may result in a material
            dilution of the equity interests of non-redeeming shareholders, and provide a cross
            reference to the location of related disclosure.
              o In your prospectus summary, under Item 1604(b)(4), provide the required tabular disclosure, including outside the table a brief description of the extent to which that compensation and securities issuance has resulted or may result in a material dilution of the equity interests of non-redeeming shareholders.
             Under 1604(a)(4), on your cover page revise to state whether, in connection with the de-SPAC transaction, there may be any actual or potential material conflict of interest, including for the scenarios referenced, and the various parties one the one hand, and on the other hand unaffiliated security holders of the SPAC, and cross reference to the location of related disclosure.
             o In your prospectus summary, under Item 1604(b)(3), revise to include a brief description of any actual or potential material conflict of interest between (i)
                the SPAC sponsor, SPAC officers, SPAC directors, SPAC affiliates or promoters, target company officers, or target company directors; and (ii) u naffiliated security holders of the SPAC.
5. Please revise the cover page to disclose that you have received a fairness opinion. Refer to
       Item 1604(a)(1).
6. We note your disclosure on the cover page that Integral will merge with and into Merge
       Sub with Integral continuing as the surviving company. However, elsewhere in the prospectus, including at page 1, you state that the Merger Sub will continue as the surviving entity. Please reconcile.
Summary of the Proxy Statement/Prospectus, page 16

7. Revise the filing to provide the dilution disclosures required by Item 1604(c) of
       Regulation S-K.
 August 21, 2024
Page 3
The Business Combination Agreement
Structure of the Business Combination, page 18

8. Please revise your diagrams to disclose the ownership percentages held by the applicable stockholder and shareholder groups, and clarify which shareholders comprise your group labeled "Other Shareholders." For instance, disclose whether such group includes the
       Joining Sellers as defined and referred to elsewhere in your filing. Lock-Up Agreement, page 21

9. Please revise to describe the exceptions to the restrictions in the Lock-Up Agreement, as well as any terms that would result in an earlier expiration. Refer to
Item 1603(a)(9) of
       Regulation S-K.
Adjusted EBITDA, page 36

10. We note that you are adjusting for aircraft right-of-use asset depreciation to arrive at
       Adjusted EBITDA. In this regard, we note that you made an adjustment totaling $66 million related to aircraft right-of-use depreciation for the fiscal year ended December 31,
       2023. We also note from your statement of cash flows that you paid approximately $11 million in principal and interest payments in fiscal 2023 related to your lease liabilities.

       Explain to us and disclose the reasons for the disparities between the aircraft right of use depreciation and the settlement of the lease liabilities.

       Revise your disclosure to describe and quantify what this measure excludes, such as the cost of the capital commitments and lease obligations associated with the use of your airplanes.
Risk Factors
Risks Related to Integral and the Business Combination
Shareholders of Flybondi who are not Signing Shareholders may choose not to become Joining
Shareholders..., page 69

11. You disclose that Shareholders of Flybondi who are not Signing Shareholders may choose not to become Joining Shareholders, which would result in FB Parent owning less than
       100% of the outstanding shares of Flybondi after the Business Combination. Please disclose the percentage of Flybondi shareholders that have not currently chosen to become
       Signing Shareholders and/or Joining shareholders which could become minority holders after the business combination.
The Companies Act requires that a shareholder of a company who brings a derivative claim or seeks to continue a claim as a derivative claim, page 71

12. We note your disclosure that the Companies Act requires that a shareholder of a company who brings a derivative claim or seeks to continue a claim as a derivative claim must apply to the courts of England and Wales for permission to continue the claim. Please disclose whether and how this applies to actions arising under the Securities Act or
       Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the
 August 21, 2024
Page 4

       Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
As a foreign private issuer, FB Parent will be exempt from a number of U.S. securities laws and rules..., page 82

13. Please revise your risk factor disclosure to identify any exemptions and scaled disclosures which overlap with those available to you as both a foreign private issuer and an emerging growth company, and to clarify that the described exemptions and scaled disclosures as a result of your status as a foreign private issuer will be available to you even if you no longer qualify as an emerging growth company.
Risks Related to FB Parent and Its Securities Following the Business
Combination
The exercise of registration rights may adversely affect the market price of FB Parent's securities, page 82

14. Please revise to quantify the number of FB Parent securities subject to registration rights pursuant to the Registration Rights Agreement.
Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Statement of Financial Position as of December 31,
2023, page 89

15. Please disclose the number of FB Parent ordinary shares that will be authorized and outstanding on a pro forma basis under both scenarios.
Unaudited Pro Forma Condensed Combined Statement of Operations for the Year
Ended
December 31, 2023
Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for the Year
Ended December 31, 2023, page 95

16. Please revise pro forma adjustments (B), (C), and (D), as applicable, to disclose whether such expenses will not recur beyond 12 months after the transaction. Refer to Article 11-
       02(a)(11)(i) of Regulation S-X.
The Business Combination
Background of the Business Combination, page 103

17. On September 15, 2023 you disclose that at a meeting of Integral, ESG, Flybondi,
       Cartesian and GT the transaction structure was discussed, and that the participants
       ultimately agreed to pursue a    double dummy    structure as presented
in the Businses
       Combination Agreement. Please revise to disclose how this "double dummy" structure was determined and any negotiation of this structure.
18. Please revise to clarify how the valuation of Flybondi was determined and what methods
       Integral and Flybondi used to form and ultimately agree upon a valuation. In this regard we note you disclose that Flybondi's initial July 18, 2023 term sheet proposed an equity valuation of $350 million, Integral's August 6, 2023 term sheet countered with an enterprise valuation of Flybondi of $300 million on a no-debt basis, and the parties ultimately agreed upon an equity valuation of $300 million. Additionally, please explain the materials provided by Flybondi at an August 14, 2023 meeting which you disclose
 August 21, 2024
Page 5

       were provided in support of a $300 million equity valuation. Also, discuss why an equity valuation over an enterprise valuation on a no-debt basis was ultimately agreed upon.
19.    We note your disclosure that participants in the July 26, 2023, and July
31,
       2023, meetings contemplated the possibility of a business combination with a different company. Please discuss how that discussion arose and why such possibility was rejected.
20. Revise to provide greater detail surrounding the negotiation of the Sponsor Support
       Agreement, in particular the provision providing for the transfer of 500,000 Founder
       Shares and 1,650,000 Private Warrants from Integral   s Sponsor to
Flybondi at the
       Closing. You disclose the August 6, 2023 initial LOI with a term sheet from Integral which contained such transfers, but have no discussions thereafter. Discuss proposals and counter-proposals made during the course of the negotiations and, to the extent certain terms were deemed not subject to negotiation, disclose this fact.
21. In your August 14, 2023 meeting, you disclose that Flybondi provided a sensitivity analysis on their 2024 projections. Discuss the parameters of a sensitivity analysis that
       Flybondi provided for its 2024 projections at this same meeting. If the Integral board relied on such sensitivity analysis, please explain your consideration of disclosing such sensitivity analysis for Flybondi's 2024 projections.
22. Please revise your disclosure to discuss Flybondi's reasons for engaging in the business combination. Refer to Item 1605(b)(3) of Regulation S-K.
Transaction Timeline, page 105

23. We note your disclosure that, on July 14, 2023, representatives of Flybondi distributed initial due diligence files to the Integral team for review, which files included, among other things, initial financial projections for 2023 and 2024 for Flybondi. Please clarify whether these initial projections differed from the unaudited prospective financial information of Flybondi for the years ended December 31, 2023 and 2024 which Flybondi management prepared and provided to Marshall & Stevens.
Integral Board's Reasons for the Approval of the Business Combination, page 111

24. Revise your disclosure to state whether or not the business combination is structured so that approval of at least a majority of Integral's unaffiliated security holders is required.
       Refer to Item 1606(c) of Regulation S-K.
25. Revise your disclosure to state whether or not a majority of Integral's directors who are not employees of Integral has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the business combination and/or preparing a report concerning the approval of the business combination. Refer to Item 1606(d) or Regulation S-K.
Certain Unaudited Projected Financial Information, page 113

26. We note your disclosure here that FB Parent has included unaudited prospective financial information of Flybondi for the years ended December 31, 2023 and 2024
(the    unaudited
       prospective financial information   ) "in the table below." However, we
could not locate
       such table. If your reference is to the tables beginning at page 119, which contain embedded prospective financial information considered by Marshall & Stevens in the
 August 21, 2024
Page 6

       preparation of the fairness opinion, please make that clear, and confirm that such projected information reflects the entirety of the unaudited prospective financial information prepared by Flybondi and provided to the Integral Board and Marshall
       & Stevens. If the information in the tables does not reflect the entirety of the unaudited prospective financial information prepared by Flybondi and provided to the Integral
       Board and Marshall & Stevens, please revise to disclose those projections in their entirety.
       Also, revise to disclose the 2025 projections prepared by Marshall & Stevens and used in the discounted cash flow analysis. Refer to Item 1015(b)(6) of Regulation M-A.
27. Please disclose all material bases of the Flybondi projections and all material assumptions underlying its projections, and any material factors that may affect such assumptions. See
       Item 1609(b) of Regulation S-K.
28. Disclose whether or not Flybondi has affirmed to Integral that its projections reflect the view of Flybondi's management or board of directors (or similar governing body) about its future performance as of the most recent practicable date prior to the date of the proxy statement/prospectus. If the projections no longer reflect the views of Flybondi's management or board of directors (or similar governing body) regarding its future performance as of the most recent practicable date prior to the date of the proxy statement/prospectus, clearly state the purpose of disclosing the projections and the reasons for any continued reliance by the management or board of directors (or similar governing body) on the projections. For example, we note that Flybondi's "Projected 12/31/2023 revenue" disclosed on page 120 appears higher than that in its
       audited financial statements for that same period included in this filing, which discloses
       $212,939,579 in revenue, or about 41% lower than the projection for this period disclosed on page 120. Refer to Item 1609(c) of Regulation S-K.
The Business Combination
Certain Unaudited Projected Financial Information
Financial Projections
Discounted Cash Flow Analysis, page 116

29. We note your disclosure in Note 3 on page F-59 that you utilized a discounted cash flow model to perform the impairment assessment of your non-financial assets. Please tell us how the underlying assumptions utilized in the discounted cash flow impairment assessment compare to the model used for projections. For example, we note that you utilized a discount date of 16.5% in your impairment model though a 22.5% weighted
       average cost of capital was used in Marshall & Stevens    discounted
cash flow analysis.
       Explain to us the disparities between the discount rates, and how management determined the 16.5% discount rate used in the fiscal 2023 impairment assessment. Guideline Public Company Analysis, page 117

30. You disclose on page 120 that Marshall & Stevens subtracted an estimated increase in lease liabilities of $15,766,000 from the above indicated enterprise values. Please explain what this increase in lease liabilities is referring to and explain if a projection provided by
       Flybondi and an increase over what projected years.
 August 21, 2024
Page 7
Opinion of Integral's Fairness Opinion Provider
Discounted Cash Flow Analysis, page 117

31. Please disclose Flybondi's unlevered free cash flow or other projected cash flow metric provided to and relied upon by Marshall & Stevens in this analysis. In terms of other
       inputs and assumptions used in Marshall & Stevens    discounted cash
flow method
       disclosed on page 117, please quantify any projections provided by Flybondi management, such as capital expenditures for 2023 and 2024, depreciation of maintenance reserve and PP&E for projected years 2023 and 2024, and working capital requirements.
Satisfaction of 80% Test, page 121

32. You disclose in reaching its conclusion that the Business Combination meets the 80%
       asset test, the Integral Board considered "an enterprise value" of Flybondi of approximately $300 million. Please clarify if you based this off of an enterprise valuation of Flybondi or an equity value. In this regard, we note that from the Background of the
       Merger section, the agreed upon evaluation of Flybondi was a $300 million equity value.
Certain Engagements in Connection with the Business Combination and Related Transactions, page 123

33. We note your disclosure that, on August 28, 2023, the underwriters of the IPO waived any right to receive their deferred underwriting commission and will therefore receive no additional underwriting commissions in connection with the closing of the Flybondi
       Business Combination. Similarly, on November 9, 2023, Integral's
financial
       advisor, J.V.B. Financial Group, LLC, entered into a letter agreement with Integral, waiving certain additional funds due to J.V.B. upon the completion of the initial Business
       Combination. Please expand your disclosure with respect to these waivers to discuss whether there were any disagreements or objections made to the disclosure in the filing(s).
       Also, address the material impact, if any, of agreement provisions that survive the fee waiver, such as indemnification, contribution, rights of first refusal or lockups, and include risk factor disclosure regarding same. Please tell us, with a view to disclosure, whether you have received notice, or any other indication, from or any other firm engaged in connection with your initial public offering that it will cease involvement in your transaction and how that may impact your deal or the deferred underwriting compensation
       owed for the SPAC   s initial public offering.
Certain Agreements Related to the Business Combination
Sponsor Support Agreement, page 133

34. We note your disclosure that, pursuant to the Sponsor Support Agreement, the Sponsor has agreed to not redeem any shares of Integral common stock held by it in connection with the Proposed Business Combination and waive its Redemption Rights. Please disclose whether consideration (in cash or in other form of value) was provided in exchange for the agreement by the parties to waive redemption rights. Refer to Items
       1603(a)(8) and 1605(d) of Regulation S-K.
 August 21, 2024
Page 8
Material U.S. Federal Income Tax Considerations, page 135

35. Please expand your discussion to address the federal income tax consequences of the
       Business Combination to Flybondi and its respective shareholders. Refer to Item
       1605(b)(6) of Regulation S-K.
Tax Consequences of the Business Combination Under Section 367(a) of the Code, page 137

36. In terms of the application of Section 367(a) of the Code to a U.S. Holder exchanging
       Integral Common Stock for FB Parent Ordinary Shares, you disclose that a U.S. person is required to recognize any gain (but not loss) realized on such exchange unless certain additional requirements are satisfied. In terms of the additional requirements, you further disclose that Section 1.367(a)-3(c)(3) must be satisfied and that Conditions (i), (ii), and
       (iii) are expected to be met, and, as a result, the Business Combination is expected to satisfy the applicable requirements under Section 367(a) of the Code on account of such conditions. Accordingly, you disclose that it is intended that the Business Combination does not result in gain recognition by a U.S. Holder exchanging Integral Common Stock for FB Parent Ordinary Shares so long as the U.S. Holder is not a five-percent transferee shareholder." Considering that this appears a material tax consequence for U.S. Holders of
       Integral common stock, please file and disclose your tax counsel's opinion on this material tax matter. If whether the requirements described above are met will depend on facts
       existing at the effective time, your counsel may issue a    should    or
   more likely than not
       opinion to make clear that the opinion is subject to a degree of uncertainty. Please also provide risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. See Item 601(b)(8) of Regulation S-K and refer also to Section III of Staff Legal Bulletin No. 19.
Information About Intergral
Directors and Executive Officers, page 160

37. We note your disclosure regarding the entities to which Integral's executive officers and directors currently have fiduciary duties, contractual obligations or other material management relationships. Please revise to briefly describe the fiduciary duties of
       Integral's officer and directors to other entities to which they have fiduciary duties. Refer to Item 1603(c) of Regulation S-K.
Forward Purchase Agreements, page 170

38. We note your disclosure that, on December 8, 2023, and December 12, 2023, Integral and
       each of Carnegie Park and Crescent Park entered into agreements to mutually terminate and cancel the Forward Purchase Agreements. Please revise to discuss the reasons for such terminations. Provide a similar discussion of the negotiations surrounding the terminations in your Background of the Business Combination section.
FB Parent Warrants, page 227

39. We note your disclosure that any action, proceeding or claim against you arising out of or relating in any way to the Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of
       New York, and that you irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. We further note disclosure
 August 21, 2024
Page 9

       that this provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United
       States of America are the sole and exclusive forum. Please add a risk factor that describes any risks or other impacts to investors and address any uncertainty about enforceability. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If the provision does not apply to actions arising under the Exchange Act, please ensure that the exclusive forum provision in the Warrant Agreement states this clearly.
Comparison of Corporate Governance and Rights of Holders of Shares, page 228

40. We note your existing disclosure providing a comparison of the material differences between the rights and powers of the holders of shares of Integral Common Stock under
       Delaware law, including the DGCL, the Integral Charter and the Integral Bylaws, and the
       rights and powers that former holders of shares of Integral Common Stock will have as holders of FB Parent Ordinary Shares under the Companies Act and the FB Parent
       Articles effective following the Closing. Please expand your disclosure to explain any material differences in the rights of Flybondi security holders as compared with security holders of the combined company as a result of the business combination. Refer to Item
       1605(b)(4) of Regulation S-K.
Index to Financial Statements, page F-1

41. Revise the filing to include the audited financial statements for Flybondi Holdings, plc as of a date within 135 days of the filing. You may omit a statement of comprehensive income for the registrant if income and expense incurred by the registrant through the balance sheet date are nominal and any activity is summarized in an audited note.
General

42. We note that the SPAC's sponsor is Integral Sponsor LLC, a Delaware limited liability company. Please revise to describe the general character of the SPAC sponsor's business.
       Refer to Item 1603(a)(2) of Regulation S-K.
43. Please revise to describe the prior SPAC experience of the SPAC sponsor, its affiliates, and any promoters. Refer to Item 1603(a)(3) of Regulation S-K.
44. Please describe the material roles and responsibilities of the SPAC sponsor, its affiliates, and any promoters in directing and managing the SPAC's activities. Refer to Item
       1603(a)(4) of Regulation S-K.
45. With a view toward disclosure, please tell us whether the SPAC sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, has any members who are, or has substantial ties with, a
       non-U.S. person. Also revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or
       ultimately prohibited. Further, disclose that the time necessary for government review of
 August 21, 2024
Page 10

       the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require the SPAC to liquidate. Disclose the consequences of liquidation to SPAC investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
46. In the locations in your filing where you cite generally to data sourced from the ANAC please revise to provide more complete citations for these disclosures, including the date(s) of any report(s) or article(s).
47. We note the fairness opinion at Annex C refers to the consideration of "Financial
       Projections for Flybondi for the two fiscal years ending December 31, 2024." Please clarify which years of financial projections Marshall & Stevens reviewed. For example, you disclose on page 114 that Marshall & Stevens reviewed and considered "projections for the years ending December 31, 2023 through December 31, 2024."
48. Please confirm that you have described all material financing transactions that have occurred since the initial public offering of the special purpose acquisition company or will occur in connection with the consummation of the de-SPAC transaction. Refer to
       Item 1604(a)(2) and (b)(5) and Item 1605.
49. Please revise your signatures section to include all of the signatures required by
       Instruction 1 to the signatures section of Form F-4.
       Please contact Yolanda Guobadia at 202-551-3562 or Robert Babula at 202-551-3339 if
you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch at 202-551-8749 or Kevin Dougherty at 202-551-3271 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Thomas R. Martin